EXHIBIT A

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2003 on Form 18-K filed with the SEC on June 30, 2004, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On October 15, 2003, the Chamber of Deputies approved a proposed bankruptcy law that had been under consideration by the Congress for ten years, as well as changes to the tax code that would, among other things, give secured credits (such as those held by banks) priority as tax claims in bankruptcy proceedings and end a “succession” doctrine that makes a purchaser of assets from a bankrupt company or from a company under judicial reorganization responsible for certain of the insolvent company’s tax, social security and labor obligations after the acquisition. On July 6, 2004, the Brazilian Senate approved an amended version of the legislation in a second round of voting. The Senate’s version restored a proposed cap of 150 times the monthly minimum wage on claims in bankruptcy proceedings by employees for such things as unpaid wages, unused vacation time and the 40% penalty for unjust dismissals. The Senate’s version also grants secured credits priority over tax claims. The Chamber of Deputies must approve the amended legislation in two rounds of voting for it to become effective.

On March 30, 2004, the Government announced that it intended to increase by R$1.7 billion the amount allocated to land reform. In April 2004, the Landless Movement (Movimento dos Trabalhadores Rurais Sem Terra, or MST) invaded more than 100 tracts of land, including productive agricultural land owned by foreign and domestic businesses. The invasions were relatively short-lived.

Balance of Payments; Foreign Trade; International Reserves

Preliminary trade figures for June 2004 indicate that Brazil registered an accumulated trade surplus of approximately US$15.0 billion versus an accumulated trade surplus of approximately US$10.4 billion for the corresponding period in 2003. Exports for the first six months of 2004 totaled US$43.3 billion, which was the highest registered for the first six months of any year, and a 31.2% increase over the corresponding period in 2003. Exports of manufactured, semi-manufactured and basic goods were at record levels for the first six months of 2004, totaling US$23.0 billion, US$6.0 billion and US$13.7 billion, respectively. Imports for the first six months of 2004 totaled US$28.3 billion, a 25.0% increase from the US$22.6 billion recorded in the corresponding period in 2003.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at US$37.8 billion on December 31, 2002, US$49.3 billion on December 31, 2003 and US$49.8 billion on June 30, 2004.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002, 9.3% in 2003 and 6.1% for the twelve-month period ended June 30, 2004.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002, 7.7% in 2003 and 10.1% for the twelve-month period ended June 30, 2004.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002, R$2.8892 to US$1.00 on December 31, 2003 and R$3.1075 to US$1.00 on June 30, 2004.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas was 12.2% in May 2004, compared with 12.8% in May 2003.

Financial System

During the last few years, the banking industry in Brazil has undergone consolidation and Brazilian affiliates of certain foreign institutions have been acquired by or merged with Brazilian banks, including the Brazilian affiliates of BBVA (a Spanish bank acquired by Banco Bradesco), Fiat (an Italian bank purchased by Banco Itaú), Caixa Geral de Depósitos (a Portuguese bank acquired by Unibanco) and Banco Nacional de Lavoro (an Italian bank purchased by Unibanco). In the case of the BBVA, Caixa Geral de Depósitos and BNL acquisitions, the consideration paid by the acquiring bank consisted of the acquirer’s stock. Other banks, such as the Brazilian affiliates of Lloyds Bank and Sudameris were acquired by other foreign institutions (HSBC and ABN-Amro, respectively).

Telecommunications Services

On June 30, 2004, the Supreme Judicial Court, an appellate court in Brazil, overturned a lower court ruling that had required that the IPCA inflation index be used for purposes of the annual inflation adjustment for fixed line telephone service in 2003. The appellate court affirmed the decision of the National Telecommunications Agency (Agência Nacional de Telecomunicacões or ANATEL) to use the contractually prescribed GPI-DS index for purposes of the annual adjustment for 2003. This decision permits fixed-line telecommunication service providers to increase 2004 rates by as much as ten or eleven percentage points above the 6.89% adjustment approved by ANATEL for 2004. The amount of the increase to reflect the appellate court’s decision is subject to negotiations between ANATEL and the various fixed-line telecommunications service providers.

Public Finance

In connection with salary negotiations with unions that represent public sector employees, the Government agreed to wage increases of up to 30% for an estimated 900,000 out of the 1.2 million federal civil servants. To provide for this increase in spending on personnel, the Government intends to raise by R$400 million the R$1.5 billion that had already allocated (for a total of R$1.9 billion) for civil servants’ wage adjustments and reduce spending on other items.

The Senate has approved legislation to establish five national ICMS rates that may be assessed by all States. This reform had been part of the Government’s original bill but was modified by the Senate following its approval by the Chamber of Deputies. This measure will have to be approved by an absolute three-fifths majority in two rounds of voting in the Chamber of Deputies to become effective.

Public Debt

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In May 2004, the average tenor of Brazil’s domestic debt securities was 30.2 months, a reduction from the average tenor of 33.2 months in December 2002 but an increase from the average tenor of 29.9 months in December 2000. Of the R$313.0 billion in domestic debt securities outstanding on May 31, 2004, 41.8% were scheduled to mature during the following twelve months.

Brazil has signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$750,000,000 aggregate principal amount of its 10.5% Global Bonds due 2014. The settlement is expected to occur on July 14, 2004.